Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

To our valued customers:

As you are probably aware, on Jan. 31, 2005, SBC Communications Inc. announced plans to acquire AT&T.  As this process unfolds, SBC companies remain absolutely committed to delivering the latest technologies along with best-in-class service, reliability, and support.

SBC companies today are well-positioned to meet a variety of communications needs, providing a broad range of voice, data, networking, e-business, directory publishing, and advertising and related services to businesses, consumers, and other telecommunications providers today.  We also hold a 60 percent ownership interest in the largest U.S. wireless company, Cingular Wireless, with more than 50 million customers.  Our top focus is continuing to provide you with the best service and capabilities possible until the merger closes.

We anticipate that the proposed acquisition will be finalized in late 2005 or early 2006.  As the process continues, we want you to know what this proposed acquisition will mean for you.  As one of our most valued customers, your business and personal satisfaction are important to us.

Our motivation in seeking to combine SBC and AT&T is driven by customer demand, most specifically by the rapidly evolving and expanding needs of our largest business and government customers.  We understand that your communications services are mission-critical and that advanced technology and consistent, quality service are essential on a nationwide and global scale.

SBC companies are committed to leading the telecommunications industry’s evolution to address these needs.  The proposed acquisition, once closed, will combine the highly complementary strengths of SBC and AT&T, enhancing our ability to innovate, invest, and deliver industry-leading networking and communications services.  On Day One, the new company will have:

•                  Robust, high-quality network assets both in the United States and around the globe, and complementary expertise and capabilities.

•                  Resources and skill sets to innovate and more quickly deliver to customers the next generation of advanced, integrated IP-based communications services.

•                  Capacity to provide services with the high levels of reliability and customer service that have long been the hallmark of both companies.

Together, SBC and AT&T will be better-positioned for success and leadership within a rapidly changing telecommunications marketplace, setting the standard for transition from legacy technologies to advanced, next-generation IP networks and services.

Bottom line:  while SBC companies are well-suited to meet your communications needs today, once approved and closed, the proposed SBC/AT&T merger will enable us to provide you an even wider array of ongoing services and solutions that will meet your ever-more sophisticated requirements tomorrow.

The SBC family of companies greatly appreciates your business.  Please contact us if you have any questions or suggestions on how we can serve you better.

Sincerely,

Edward E. Whitacre Jr.
Chairman and Chief Executive Officer
SBC Communications Inc.

In connection with the proposed transaction, SBC Communications Inc. (“SBC”) filed a registration statement, including a proxy statement of AT&T Corp., with the Securities and Exchange Commission (the “SEC”) on March 11, 2005.  Investors are urged to read the registration and proxy statement because it contains important information.  Investors may obtain free copies of the registration and proxy statement, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2005 annual meeting of stockholders, dated March 11, 2005, and information regarding AT&T Corp.’s directors and executive officers is available in the registration and proxy statement.  Additional information regarding the interests of such potential participants is included in the registration and proxy statement and other relevant documents filed with the SEC.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially  Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.